NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS

OCTOBER 2009 CASH DISTRIBUTION AND UPDATES HEDGING

Calgary, Alberta – October 13, 2009 (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") is pleased to confirm that its distribution to be paid on November 16, 2009 in respect of income received by PET for the month of October 2009, for Unitholders of record on October 22, 2009 will be $0.05 per Trust Unit. The ex-distribution date is October 20, 2009. The October distribution brings cumulative distributions paid since the inception of the Trust to $13.664 per Trust Unit.

It is important to note that the ex-distribution and record date have been adjusted to accommodate the Trust’s Premium Distribution and Distribution Reinvestment Plan.

On September 21, 2009, PET announced that it had adopted a Premium DistributionTM and Distribution Reinvestment Plan (the "Premium DRIP Plan") payable with the September 2009 cash distribution and onwards. In addition to the features available under the Trust’s previous Distribution Reinvestment Plan  the Premium DRIP Plan allows eligible Unitholders to elect, under the Premium DistributionTM component of the Plan, to have Trust Units purchased under the Plan delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102% of the cash distribution such Unitholders would otherwise have received on the applicable distribution payment date.

A complete copy of the Premium DRIP Plan, together with a related series of questions and answers and an enrollment form for eligible Unitholders, are available on PET's website at www.paramountenergy.com or by contacting PET’s Investor Relations department directly at the numbers indicated below, or on the Plan Agent's website at www.computershare.com. A copy of the enrollment form is also available from the Plan Agent by calling 1-800-564-6253.  Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

Hedging Update

PET advises that it has crystallized gains from its November 2009 through March 2010 AECO-based financial fixed price natural gas swap contracts. These transactions resulted in the receipt of $41.4 million which have been applied to reduce the Trust’s current outstanding net bank debt.  The current crystallization transactions will be recorded as funds flow and a reduction in bank debt in the third quarter. The Trust’s estimated current net bank debt is approximately $290 million. These arrangements are not expected to impact PET’s borrowing capacity under its bank credit facility which is scheduled for redetermination at October 31, 2009 as hedge arrangements in the six month period following each borrowing base redetermination are not generally included in the lenders’ evaluation of the borrowing base.

In addition PET has entered into replacement financial fixed price natural gas swap contracts for the period from November 2009 through March 2010 for 110,000 GJ/d at an average price of $5.38 per GJ.  The Trust remains cautious with respect to near term natural gas prices despite significant declines to date in 2009, as strong supply from shale gas plays in the United States and Liquefied Natural Gas (“LNG”) imports and weak industrial gas demand due to the economic recession in North America have contributed to very high gas storage levels compared to prior periods. As a result, while PET has applied a portion of the value of its hedge portfolio to its balance sheet, the Trust also believes that continued downside protection is warranted at this time.

PET’s financial and physical natural gas forward sales arrangements at October 13, 2009 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO(2) (GJ/d)	% of Forecast Production(4)	Price(1) ($/GJ)	Futures Market (3) ($/GJ)	Term
Financial	110,000	54	5.38	5.21	November 2009 – March 2010
Financial	107,500	52	7.24	5.40	April – October 2010
Financial	107,500		7.78		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	117,500	57	7.77	6.37	November 2010 – March 2011
Financial	50,000	24	6.33	5.85	April – October 2011
Financial	89,679	44	6.78	6.84	January – March 2013

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction.

(3)

Futures market reflects AECO/NYMEX forward market prices as at October 13, 2009. NYMEX transactions and forward prices are measured in US$ per MMBTU.

(4)

Calculated using 205,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

PET’s financial hedging and physical forward sales portfolio will continue to provide a level of stability to projected funds flows, despite a significant overall decrease in AECO natural gas prices during the first nine months of 2009. Year to date in 2009, the Trust has crystallized approximately $158 million of funds flow related to hedging transactions.  The current mark-to-market value of the net open hedging transactions is approximately $79.5 million.

Forward-Looking Information

Certain information regarding PET in this news release including the information contained under the heading "Hedging Update" above may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding PET’s borrowing capacity under its bank credit facility and forecast production.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding production as outlined above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Trust

Susan L. Riddell Rose

President and Chief Executive Officer

Paramount Energy Trust

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Paramount Energy Trust

Sue M. Showers

Investor Relations and Communications Advisor

Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5

403 269-4400

403 269-4444 (FAX)

Email: info@paramountenergy.com

Website: www.paramountenergy.com